P.O. Box 126
Hunt Valley, MD 21030-0126

410-628-6400
410-683-6498 fax
www.unitedindustrial.com

January 24, 2006

Kate Tillan

Assistant Chief Accountant

Division Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

Washington, D.C.  20549

RE:	United Industrial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 16, 2005
Form 10-Q for the Quarterly Period Ended June 30, 2005
File No. 1-4252

Dear Ms. Tillan:

We have provided the following information in response to your comments of the Staff of the Securities and Exchange Commission in the letter to the Company dated November 2, 2005 so you may better understand our disclosure.

Form 10-K 12/31/04

Item 8. Financial Statements & Supplementary Data, page 48

Note 17.  Discontinued Transportation Operation, page 86

Comment 1

Please refer to comment 1 from our August 22, 2005 letter.  Please respond to the following comments:

•                  Please tell us and disclose in future filings when you adopted the formal plan to abandon the transportation business segment and whether that plan consisted of a liquidation or “runoff” of your operations because you are obligated by regulation or contract to provide services even though you have ceased to accept new business.

In December 2001, a decision was made to discontinue the transportation business.   It was decided that AAI Corporation (“AAI”), a wholly owned subsidiary of the Company would sell all or part of the transportation business and “runoff” the operations for any remaining contractual obligations.    In July  2002, AAI sold two transportation overhaul contracts with the New Jersey Transit Corporation and the Maryland Transit Administration and related assets and liabilities to ALSTOM Transportation, Inc.  After the sale of the two transportation overhaul contracts, the Company’s transportation operations consisted primarily of one remaining production contract between Electric Transit, Inc. (“ETI”) and the San Francisco Municipal Railway (“MUNI”).  AAI owns a 35% interest in the shares of ETI, with the remaining 65% owned by the Czech conglomerate Skoda.  AAI continued to perform its obligations under its subcontract with ETI on the MUNI project, and continues to provide ETI with personnel and other financial support in order to enable ETI to satisfy certain of its remaining commitments to MUNI.  The Company has and will continue to disclose this information in future filings.

•                  Tell us and disclose in future filings when you ceased to accept new business.

The Company ceased to accept new transportation business at December 2001, the time the decision was made to discontinue the transportation business.  The Company will disclose this information in future filings.

•                  Please tell us and revise future filings to disclose, for any periods in which the residual operations of the discontinued operations are material, summarized financial information of the operating results, (e.g., revenues, cost of revenues, other expenses) and material elements of charges and credits to income recognized currently to adjust the estimate of loss recognized at the measurement date.

The following table summarizes, in thousands of dollars, sales, cost of sales and other expenses for discontinued operations for the nine months ended September 30, 2005, six months ended June 30, 2005, three months ended March 31, 2005 and the years ended December 31, 2004 and 2003.  For the year ended December 31, 2003 the loss from ETI consists of sales of $82,828,000, cost of sales of $106,627,000, general and administrative expenses of $908,000, and other expenses of $172,000.  The 2004 and year to date September 30, 2005 income from ETI primarily relates to adjustments to the estimate of the loss from ETI due to routine periodic review of such estimates based upon more recent information being obtained.  In future filings for any period when discontinued operations are material, we will disclose material elements and charges and credits to income recognized currently to adjust the estimate of loss recognized at the measurement date.

	For the Nine	For the Six	For the Three
	Months	Months	Months
	Ended	Ended	Ended	For the Years Ended
	September 30,	June 30,	March 31,	December 31,	December 31,
	2005	2005	2005	2004	2003
Sales	$0	$0	$0	$0	$13,204
Cost of sales	0	0	0	0	(17,518)
General and administrative expenses	(1,852)	(1,366)	(746)	(197)	(3,028)
Loss before income taxes	(1,852)	(1,366)	(746)	(197)	(7,342)
Income (loss) from ETI	2,893	1,965	1,323	2,321	(24,879)
Write off of investment in ETI	0	0	0	(1,050)	0
Income (loss) before income taxes	1,041	599	577	1,074	(32,221)
Benefit for (provision from) income taxes	(736)	(406)	(529)	(376)	11,274
Income (loss) from discontinued operations, net of taxes.	$305	$193	$48	$698	$(20,947)

Note18. Investments in Unconsolidated Investees page 87

Comment 2

Please refer to prior comment 2 from our August 22, 2005 letter with respect to the application of FIN 46(R).  Per your response you should consolidate ETI for financial reporting purposes under FIN 46(R).  If true, please revise your financial statements to properly account for ETI under FIN 46(R), or provide to us your analysis of why the current presentation is appropriate under U.S. GAAP.  The current discussion in your response does not appear to address all relevant considerations of the differences in both quantitative and qualitative factors, including presentation and disclosures, in consolidating ETI versus reflecting the investment under the equity method.

Please note that, prior to 2003, there was no requirement to consolidate the investment in ETI because FIN 46(R) was not effective; therefore, our analysis below considers only 2003, 2004 and the three, six and nine months periods in 2005.  As illustrated below and in accordance with SAB 99, the Company believes that consolidating ETI at September 30, 2005, June 30, 2005, March 31, 2005, and December 31, 2004 and 2003 under FIN 46(R), would not have a material impact to the financial statements and disclosures.   As demonstrated below, we believe the impact of FIN 46(R) would be immaterial because, in accordance with SAB 99, we considered both the quantitative and qualitative factors of the impact of consolidation, including presentation and disclosure and we believe that all material information related to ETI has been provided in the 2003 and 2004 financial statements, and Forms 10-Q through September 30, 2005.

Upon the failure of Skoda to fund ETI in 2002 and beyond, AAI began funding and recording 100% of ETI’s losses.  Beginning January 1, 2002— in accordance with APB 18 and EITF D-68— the Company continued to report losses up to the carrying amount of AAI’s investment in ETI, including additional financial support provided or committed to by AAI.  Accordingly, 100% of ETI’s net loss has been included in discontinued operations in UIC’s Consolidated Statements of Operations for the years ended December 31, 2004 and 2003 as reported in our 2004 Form 10-K and during 2005 as reported in our Forms 10-Q.  Consolidating ETI would not change UIC’s Consolidated Statement of Operations for any period subsequent to December 31, 2001.

The effect of consolidating ETI on the UIC consolidated balance sheet at September 30, 2005, June 30, 2005, March 31, 2005, and December 31, 2004 and 2003 is as follows:

	September 30, 2005
Balance Sheet	As reported in 10-Q	Post ETI Consolidation	Change
(Dollars in thousands)
Assets of discontinued operations	$11,878	$12,698	$820

Liabilities of discontinued operations	$13,177	$13,997	$820

At September 30, 2005, UIC’s reported consolidated total assets and liabilities were $290,933,000 and $265,371,000, respectively.  The increase to total assets and total liabilities that would have resulted if ETI’s balance sheet was consolidated with UIC would have been 0.28% and 0.31%, respectively.

	June 30, 2005
Balance Sheet	As reported in 10-Q	Post ETI Consolidation	Change
(Dollars in thousands)
Assets of discontinued operations	$12,261	$13,151	$890

Liabilities of discontinued operations	$14,493	$15,383	$890

At June 30, 2005, UIC’s reported consolidated total assets and liabilities were $284,829,000 and $258,471,000, respectively.  The increase to total assets and total liabilities that would have resulted if ETI’s balance sheet was consolidated with UIC would have been 0.31% and 0.34%, respectively.

	March 31, 2005
Balance Sheet	As reported in 10-Q	Post ETI Consolidation	Change
(Dollars in thousands)
Assets of discontinued operations	$12,293	$13,952	$1,659

Liabilities of discontinued operations	$14,527	$16,186	$1,659

At March 31, 2005, UIC’s reported consolidated total assets and liabilities were $300,406,000 and $257,053,000 respectively.  The increase to total assets and total liabilities that would have resulted if ETI’s balance sheet was consolidated with UIC would have been 0.55% and 0.65%, respectively.

	December 31, 2004
Balance Sheet	As reported in 10-K	Post ETI Consolidation	Change
(Dollars in thousands)
Assets of discontinued operations	$13,545	$14,366	$821

Liabilities of discontinued operations	$18,566	$19,387	$821

At December 31, 2004, UIC’s reported consolidated total assets and liabilities were $420,328,000 and $388,762,000, respectively.  The increase to total assets and total liabilities that would have resulted if ETI’s balance sheet was consolidated with UIC would have been 0.20% and 0.21%, respectively.

	December 31, 2003
Balance Sheet	As reported in 10-K	Post ETI Consolidation	Change
(Dollars in thousands)
Assets of discontinued operations	$5,089	$16,660	$11,571

Liabilities of discontinued operations	$15,561	$27,132	$11,571

At December 31, 2003, UIC’s reported consolidated total assets and liabilities were $150,118,000 and $109,171,000, respectively.  The increase to total assets and total liabilities that would have resulted if ETI’s balance sheet was consolidated with UIC would have been 7.71% and 10.60%, respectively.  These adjustments relate solely to the Company’s discontinued operations and are not quantitatively material to the assets and liabilities of continuing operations (there is no impact on income from continuing operations or loss from discontinued operations).  Nor are these adjustments qualitatively material under SAB 99 — specifically, as more fully addressed below, they are not material because they do not impact earnings, analysts’ expectations, other trends, regulatory requirements, debt covenants, management’s compensation, or conceal an unlawful transaction.  In addition, for all years in question, UIC’s footnote disclosures contained ETI’s summarized balance sheets and statements of operations – therefore, no new material information about ETI would be presented if we were to consolidate ETI.

We have also evaluated the impact of consolidating ETI on our financial statement disclosures, as follows:

•                  In Footnote 18, Investments in Unconsolidated Investees, to the financial statements included in our Forms 10-K in 2004 and 2003, we disclosed ETI’s summary balance sheet and statement of operations.    If we consolidated ETI’s balance sheet in 2004 and 2003, this information would instead have been included in the Condensed Consolidating Balance Sheets on pages 91 and 92 of our 2004 Form 10-K.

•                  The only changes to Footnote 17, Discontinued Transportation Operation, to the financial statements included in our Forms 10-K in 2004 and 2003, would be to consolidate the information previously reported in Footnote 18 related to ETI (as described above), in the two tables that summarize the Consolidated Statement of Operations of discontinued operations and Consolidated Balance Sheets of discontinued operations.

•                  The information related to ETI disclosed in Footnote 16, Commitments and Contingencies, to the financial statements included in our Forms 10-K in 2004 and 2003, would not change after consolidating the ETI balance sheet.

As a result, we believe that no new material information would be disclosed to the reader if we consolidated the ETI balance sheet.

We do not believe the magnitude of this impact to be material on a quantitative basis to the UIC Consolidated Balance Sheets at December 31, 2004 and 2003, or the quarterly reports on Form 10-Q filed in 2005.  Under SAB 99, an item is not material simply because of numerical size.  To the contrary, the following analysis of each qualitative factor under SAB 99 confirms that consolidating ETI’s balance sheets is not (and was not) material to our financial statements:

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The increase in assets of discontinued operations and liabilities of discontinued operations arise from the consolidation of ETI.

•                  whether the misstatement masks a change in earnings or other trends

The consolidation of ETI would have no impact on the Statement of Operations and therefore would not mask a change in earnings or other trends.

The current ratio at December 31, 2004 of 1.78 would not change after consolidating the ETI balance sheet.  At December 31, 2003, the current ratio would decrease slightly from 1.88 to 1.71, after consolidating the ETI balance sheet.

•                  whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

We do not issue guidance to the investment community, and we believe that analysts that cover the Company do not consider discontinued operations in their forecasts; therefore, consolidating the ETI balance sheet would not hide a failure to meet analysts’ consensus expectations (and, again, has no impact on the Statement of Operations).

•                  whether the misstatement changes a loss into income or vice versa

The consolidation of ETI would not change a loss into income or vice versa.

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

We have treated the transportation segment including ETI, as a discontinued operation beginning in 2001.  We have been recording 100% of ETI’s losses since January 1, 2002.  The discontinued transportation operation does not have a significant role in our profitability from continuing operations.

•                  whether the misstatement affects the registrant’s compliance with regulatory requirements

The matter does not impact our compliance with regulatory requirements.

•                  whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The consolidation of ETI would not have any impact on compliance with debt covenants at any period in 2005, or at December 31, 2004 or 2003.

•                  whether the misstatement has the effect of increasing management’s compensation – fox example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The matter would not impact management’s compensation, as 2003 and 2004 compensation was not based on the results of our discontinued operations or any balance sheet ratios.

•                  whether the misstatement involves concealment of an unlawful transaction

Failure to consolidate the ETI balance sheet does not involve concealment of an unlawful transaction.

Based on our evaluation of both the quantitative and qualitative considerations under SAB 99, we conclude that the judgment of a reasonable person relying on the 2003 and 2004 UIC consolidated financial statements (and quarterly reports on Form 10-Q for 2005) would not have changed or been influenced by the consolidation of the ETI balance sheets.  Moreover, because summarized ETI balance sheets and statements of operations were included in the footnotes to our financial statements, we presented all information relevant to the financial statement user.  Based on these factors, we continue to believe that our consolidated financial statements (and related footnotes) are materially correct.

Comment 3

Please refer to prior comment 2 from our August 22, 2005 letter with respect to the presentation of financial statements for your equity investee under Rule 3-09.  Please respond to the following comments:

•                  Please note that you should evaluate the significance of your investment for each period presented to determine what financial statements may be required under Rule 3-09.  Also, the separate financial statements are required to be audited only for those years in which either the first or third condition set forth in Rule 1-02(w), substituting 20 percent for 10 percent is met.  Refer to Rule 3-09(b) of Regulation S-X.  Please provide us with your significance tests for 2002 and 2003.

	December 31,
UIC	2003	2002
(Dollars in thousands)
Total Assets	150,118	151,168
20% of Total Assets	30,024	30,234

Income from Continuing Operations before taxes	23,517	4,438
20% of Income	4,703	888

	December 31,
ETI	2003	2002
(Dollars in thousands)
Loss before taxes recorded as loss from discontinuedoperations	(24,879)	(28,388)

Investment in ETI
Losses recorded to the investment account	(53,168)	(28,289)
Additional financial support	42,952	26,839
Accrual for contract losses	10,216	1,450
Investment in ETI	0	0

Per Rule 1-02(w)(1), substituting 20% for 10%:  The investment in and advances to ETI at December 31, 2004, 2003 and 2002 are less than 20% of the total assets of the of the registrant and its subsidiaries consolidated balance sheet.

Per Rule 1-02(w)(3), substituting 20% for 10%:  Our equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of ETI exceeds 20 percent of our income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle for both 2003 and 2002.

The Company does not believe that providing 3-09 financial statements would be useful to the reader of the financial statements.  The entity was a part of our discontinued operation.  It had only one contract, which was in a loss position.  Because we had funded and recorded 100% of the losses of this entity, the loss was fully recorded on our balance sheet.  Additionally, we disclosed, in the notes to our financial statements, the situation resulting in the loss contract and the fact that we were funding and recording 100% of the loss.  We have also included summary financial information of the entity in our footnotes.

•                  We note that your calculation for 2004 reflects income from ETI of $2.3 million.  Since the calculation should only reflect your equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of ETI and since you state that ETI is a discontinued operation, please explain what the $2.3 million represents.

The $2.3 million represents our recording 100% of the income before income taxes of ETI for the year ended December 31, 2004 and represents adjustments to the estimate of the loss from ETI due to more recent information being obtained to refine the estimate.  The income for ETI has been included in the income from discontinued operations in our consolidated Statement of Operations.  The calculation reflects the $2.3 million as income before income taxes of ETI (our equity in the income of ETI), compared to income before income taxes of UIC, as per Regulation S-X Rule 102(w)(3).

•                  Please reconcile the investment in ETI of $51.9 million per your response to your financial statements.

The $51.9 million investment in ETI previously communicated to you in our last response letter reflects our losses and inadvertently excluded our additional funding to ETI that reduced the investment to the liability of $4.2 million, which is included in the $6.2 million of accrual for contract liabilities at December 31, 2004 (see Footnote 17 to the financial statements in 2004 Form 10-K), and represents the expected future funding requirements of ETI.

Form 10-Q for the Quarterly Period ended June 30, 2005

Item 1.  Financial Statements, page 2

Consolidated Statements of Operations, page 3

Comment 4

Please refer to prior comment 3 from our August 22, 2005 letter.  Please note that paragraph 45 of SFAS 144 specifically includes both gains and losses.  As such, if the gain you recognized of $7.2 million in the six months ended June 30, 2005 was for the sale of a long-lived asset (disposal group) and not a component of an entity, you should include the gain within your income from operations in accordance with paragraph 45 of SFAS 144, as amended by paragraph 9(n) of SFAS 145.  Please note that if you would classify losses related to this asset in operations under paragraph 45 of SFAS 144, you would also classify gains similarly. Alternatively, tell us and disclose in future filings why paragraph 45 of SFAS 144 is not applicable and why the current classification is appropriate.  Please cite the accounting literature upon which you relied.

We did not intend for our previous response to leave you with the impression that the gain on sale was included in non-operating income because it was a gain on sale, as opposed to a loss.  We believe that the presentation in non-operating income is appropriate because this was a non-operating asset.  The asset was an empty parcel of land purchased in the 1950’s.    There was never intent on the part of current management (dating back for the last 12 years) to utilize this land in operations.  Therefore, we believe the sale of this land is more akin to a sale of an investment and we recorded the sale as such.  Note that the carrying amount of the land was only approximately $402,000, while the gain was approximately $7,152,000.  Additionally, this gain was reported as a separate line item within non-operating income and expense in order to enhance comparability and usefulness of our Statements of Operations.  Management believed it would be misleading to investors to include in income from operations a gain of such magnitude, which: 1) related to a non-operating asset, 2) had minimal basis (particularly in relation to the gain) and, 3) was considered akin to an investment.

We believe this letter is responsive to the Staff’s comments.  In light of our 10-K filing deadline we would appreciate the Staff’s prompt consideration of our response.  We will contact the Staff shortly to discuss this letter.

Sincerely,

/s/ James H. Perry
James H. Perry
Vice President and Chief Financial Officer
United Industrial Corporation

cc:	Frederick M. Strader
President and Chief Executive Officer
United Industrial Corporation

Meredith B. Cross
Partner
WilmerHale